                    U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):

       [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

       [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: December 31, 2005

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         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

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     EP Global Communications, Inc.

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     Full Name of Registrant

     East Coast Airlines, Inc.

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    (Former Name if Applicable)

     551 Main Street

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     Address of Principal Executive Office (Street and Number)

     Johnstown, PA  15901

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     City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or

Expense and the registrant seeks relief pursuant to Rule 12b-25(b), the

Following should be completed. (Check box if appropriate)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c) The accountant's statement or other exhibit required by Rule

             12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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                The Company requires additional time to accurately

                complete the subject Form 10KSB.

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PART IV--OTHER INFORMATION

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(1)    Name and telephone number of person to contact in regard to this notification

       Robert J. Salluzzo              814                  361-3860

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             (Name)                 (Area Code)        (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment

       Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                 [X] Yes     [ ] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes     [ ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                The results of operations for calendar year 2005 are

                expected to reflect a consistent level of  annual revenues,

                an increase in interest and  general and administrative

                expenses and reflect a significant net loss.

                The increase in general and administrative costs is principally attributable to the Company's efforts to receive approval

                to register shares of it’s stock in connection with a

                financing agreement.

                Estimated results are not presently available and are

                pending the completion of financial statements for the

                year ended December 31, 2004.

                      EP Global Communications, Inc.

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 30, 2006             By:  /s/ Robert J. Salluzzo

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                                Name:    Robert J. Salluzzo

                                Title:   Chief Operations Officer